March 27, 2006

Mr. Kevin Rupert

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Re:	CNI Charter Funds
Sarbanes-Oxley Review of AHA Investment Funds, Inc. Annual Report
SEC File No. 811-07923

Dear Mr. Rupert:

This letter is in response to your telephone comments to me on February 21, 2005, with respect to the Annual Report of AHA Investment Funds, Inc. (the “Company”) for the period ended September 30, 2005 (the “Annual Report”). Effective September 30, 2005, each series of the Company (each, a “Fund”) reorganized into newly formed series of CNI Charter Funds (the “Trust”), a Delaware statutory trust (the “Reorganization”). We serve as legal counsel to the Trust.

Comment 1: Copies of all fee waivers applicable to the Funds should have been filed on the SEC’s EDGAR system.

Response: Management of the Company, after consulting with the Company’s legal counsel, did not believe the fee waiver was required to be filed. We note, however, that the fee tables in the Funds’ prospectuses as well as Note 3 to the financial statements on page 53 of the Annual Report disclose the expense caps in effect at the time.

Comment 2: As disclosed on Page 42 of the Annual Report with respect to Class I of the AHA Limited Maturity Fixed Income Fund (the “Limited Maturity Fund”), in 2003 the Fund’s operating expense ratio before waivers and recoveries of previously waived expenses was 0.83% and after recoveries was 0.85%, while the corresponding ratios in 2002 were 0.78% and 0.76%, respectively. You asked that we explain why CCM Advisors, LLC (“CCMA”), the Funds’ investment adviser, recovered previously waived expenses in 2003 when the Fund’s expense ratios were higher than they had been in 2002.

Response: As indicated in the financial highlights section of the Annual Report with respect to the Limited Maturity Fund’s 2001 and 2002 fiscal years, the Fund’s “Program Service Fee,” which referred to its investment advisory fee, was set forth as a separate line item and excluded from the net operating expense ratios (both before and after waivers and recoveries). As noted in footnote 4, the Fund’s Program Service Fee was discontinued as of October 31, 2001, and the Fund’s adviser expense was thereafter included as a general operating expense of the Fund. The Fund’s Program Service Fee for the Fund’s 2002 fiscal year was 0.13% of average net assets1, which should be added to the operating expense ratios before and after waivers and recoveries for that year (0.78% and 0.76%, respectively) to provide a fair comparison to the corresponding ratios for the Fund’s 2003 fiscal year. If the Fund’s 2002 Program Service Fee had been included in the Fund’s general operating expense ratios for that year, the ratios before and after fee waivers and recoveries would have been 0.91% and 0.89%, respectively, which amounts were higher than the corresponding amounts in 2003. Furthermore, the expense cap for Class I of the Limited Maturity Fund at that time was 1.25%, which the Fund never exceeded, either before or after waivers or recoveries, during any of the time periods for which information is included in the Annual Report.

Comment 3: As disclosed on page 45 of the Annual Report, CCMA began recovering fees from Class A shares of the AHA Full Maturity Fixed Income Fund (the “Full Maturity Fund”) at the Fund’s inception on May 11, 2004. You asked that we explain how CCMA could recover from Class A shares of the Fund fees that were incurred by Class I shares of the Fund, and that we specifically consider Rule 18f-3 under the Investment Company Act of 1940, as amended, in our response.

Response: We understand from CCMA that the amounts recovered by it from the Class A shares of the Fund upon the Fund’s inception were for expenses incurred by the Company in connection with its attempt to convert the Funds to a master-feeder structure, which occurred at approximately the same time as the organization of Class A shares of the Full Maturity Fund. CCMA, together with the Company’s legal counsel and independent auditors, considered such expenses to be “fund-wide,” rather than class-specific, expenses.

Rule 18f-3 sets forth the conditions upon which a registered open-end management investment company or series or class thereof may issue more than one class of voting stock. Rule 18f-3(b) permits a fund’s expenses to be waived or reimbursed by the fund’s adviser, underwriter, or any other service provider. Rule 18f-3(c)(1)(i) permits Fundwide Expenses (defined in Rule 18f-3(c)(2)(ii) as expenses not allocated to a particular class under paragraph (a)(1) of the Rule) to be allocated to each class of shares of a fund based on the net assets of that class in relation to the net assets of the fund. The Company’s Rule 18f-3 Multiple Class Plan provided for allocation of fund-wide expenses on such basis. As the Company considered the expenses incurred by it in attempting to convert to a master-feeder structure as organizational and fund-level, rather than class-specific, expenses, we believe CCMA’s recovery of such fees from Class A shares of the Fund was consistent with Rule 18f-3 and the Company’s Rule 18f-3 Multiple Class Plan.

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 1 The Fund’s Program Service Fee was 0.50% of average net assets per year. Because the Program Service Fee was discontinued effective October 31, 2001, an annualized Program Service Fee of 0.13%, for the period July 1, 2001 through October 31, 2001, was reported for the Fund’s 2002 fiscal year.

Comments 4 and 5: Similar to Comment 2 above, with respect to Class I of the AHA Diversified Equity Fund (the “Diversified Equity Fund”), you noted that as disclosed on Page 47 of the Annual Report, for the fiscal period July 1, 2005 through September 30, 2005 (the “Stub Period”), the Fund’s operating expense ratio before waivers and recoveries of previously waived expenses was 1.08% and after recoveries was 1.13%, while the corresponding ratios during the Fund’s fiscal year ended June 30, 2005 were 1.07% and 1.05%, respectively.

With respect to Class A of the Diversified Equity Fund, you noted that as disclosed on Page 48 of the Annual Report, for the Stub Period the Fund’s operating expense ratio before waivers and recoveries of previously waived expenses was 1.34% and after recoveries was 1.38%, while the corresponding ratios during the Fund’s fiscal year ended June 30, 2005 were 1.32% and 1.30%, respectively. You asked why CCMA recovered previously waived expenses from Class A and Class I shares of the Diversified Equity Fund during the Stub Period when the Fund’s expense ratios were higher than they had been during the previous fiscal year.

You also requested that the notes to the financial statements include information about the amounts of waived fees eligible for recovery per class year by year, to enable shareholders to be able to track the fee waivers.

Response: The Funds’ fee waivers and reimbursements for the periods in question were processed on a monthly basis (i.e., if a Fund’s operating expense ratio was over its expense cap in one month, CCMA waived fees, and if the Fund’s operating expense ratio was under the expense cap in the next month, CCMA could recover previously waived fees, etc.). We understand from the Trust’s fund accountants that for the month of June 2005, the Diversified Equity Fund incurred expense accrual increases necessary to be fully accrued at year end (June 30, 2005). As a result, CCMA waived $11,824 in fees to ensure that the Fund did not exceed its expense cap for the month of June.

However, the operating expense ratios of each of Class A and Class I of the Diversified Equity Fund were below the respective expense caps, cumulatively, for the fiscal year ended June 30, 2005. Thus, in July 2005, CCMA was able to recover the $11,824 in fees waived in June 2005, because the Fund’s gross expenses in July 2005 were again well below the expense caps. Even after the recovery, the operating expense ratio for each Class was less than its respective cap for the month of July. In August 2005, the operating expense ratio for each Class was again less than its respective cap. In September 2005, CCMA waived $1,500 in fees to ensure that the Fund did not exceed its expense caps for the month. The recovery in July and the waiver in September (which amounts are reflected in the Diversified Equity Fund’s Statement of Operations for the Stub Period on page 35 of the Annual Report) account for the difference in the ratios of net operating expenses to average net assets before and after waivers and recoveries for the Stub Period.

While the expense ratios for the Stub Period were higher than the ratios for the previous fiscal year (ended June 30, 2005), the recoveries were permissible because CCMA may recover previously waived fees so long as the recoveries do not cause the expense ratios to exceed the expense caps. The Diversified Equity Fund’s expense caps for the year ended June 30, 2005 and the Stub Period were 1.25% for Class I and 1.50% for Class A. At no time, either for a calendar month or for a cumulative fiscal period, did either Class of the Diversified Equity Fund exceed its cap.

The notes to the financial statements include information about the amounts of waived fees eligible for recovery per Fund. We understand from the Trust’s fund accountants and independent auditors that the Company and the Trust have not been required in the past to disclose the amounts of waived fees eligible for recovery year by year; however, the Trust intends to disclose such amounts in the future. With respect to disclosure of such amounts by Class, we understand that all fee waivers and recoveries were and continue to be implemented on a Fund-level basis and are allocated across Classes based on the net asset value of each Class in relation to the net asset value of the Fund. Because relative net assets among Classes fluctuate daily, the amounts of waived fees eligible for recovery by Class fluctuates daily, and cannot be calculated until the end of the relevant period. Therefore, information about the amounts of waived fees eligible for recovery per Class cannot be disclosed in advance.

Comment 5: With respect to the line graph on page 11 of the Annual Report illustrating the performance of Class I shares of the Diversified Equity Fund (the “Class I Graph”), you noted that generally separate line graphs should be provided for each Class, and that a line graph had not been provided with respect to Class A shares. You also noted, however, that an SEC no-action letter issued in 1993 provided that funds with classes of shares offered on different dates could use only one line representing performance of the oldest class of the fund if doing so would not be materially misleading. 2

Response: The SEC no-action letter to which you referred indicates that funds with classes of shares offered on different dates could use one line representing performance of the oldest class for the performance of the fund, provided that certain disclosures are made, and the performance table required to be provided following the line graph provides the performance of each class. In this case, the paragraph accompanying the Class I Graph discloses that Class A shares of the Fund are sold with a 0.25% 12b-1 fee, and the performance of the Class A shares is included in the following performance table. Management of the Company believes this is in substantial compliance with the terms of the SEC no-action letter.

We acknowledge on behalf of the Trust that: (i) it is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) SEC staff comments regarding this filing or changes to disclosure in response to SEC staff comments regarding this filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

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 2 See Amy B.R. Lancellotta, SEC No-Action Letter (publicly available June 15, 1993).

Please direct any inquiries regarding the foregoing to me at (213) 683-6163.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee
for Paul, Hastings, Janofsky & Walker LLP